EXHIBIT 4.9

EMPLOYMENT AGREEMENT

          This EMPLOYMENT AGREEMENT (the “Agreement”) is made as of the 1st day of May, 2002, by and between Philippe Szwarc (the “Executive”) and Arel Communications and Software Inc., a corporation incorporated under the laws of the State of Delaware (the “Corporation”).

W I T N E S S E T H:

          WHEREAS, the Corporation desires to employ the Executive, and the Executive desires to accept such employment, under the terms and conditions of this Agreement.

          NOW, THEREFORE, for and in consideration of the premises and the mutual covenants and agreements herein contained, and for other valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereby agree as follows:

          1.          Employment.  The Corporation hereby employs the Executive, and the Executive hereby accepts employment, to serve in such capacity as the Board of Directors of the Corporation (the “Board”) may determine from time to time under the terms and conditions set forth herein.  During the Term (as defined herein), the Executive agrees to serve, without additional compensation, in one or more executive positions of any affiliate or subsidiary of the Corporation, including as chief executive officer of Arel Communicaitons and Software Ltd. (the “Parent”), the Corporation’s parent company (collectively, the “Arel Companies”).

          2.          Term.  Subject to Section 7 below, the Executive shall be employed hereunder for a period of one year commencing on May 1, 2002 and ending on April 30, 2003 (the “Term”).  In the event that neither the Corporation nor the Executive gives notice of non-renewal by ninety (90) days before the final day of the Term, this Agreement will automatically be renewed and the Term extended for an additional twelve (12) month period.Notice by either party of its intention not to renew the Agreement shall not be considered as termination as described in Section 7 below.

          3.          Duties.  During the Term, (i)  the Executive shall report to the Board and perform such duties and responsibilities commensurate with his positions that the Board may determine from time to time or as are requested of the Executive by the Board and (ii) the Executive will  serve as chief executive officer of the Parent, and in such capacity, he shall, in addition, report to the board of directors of the Parent and perform such duties and responsibilities as are requested of the Executive by the board of directors of the Parent.  The Executive shall devote all of his working time and attention to the business and affairs of the Corporation and the Parent and shall use his best efforts, skills and abilities in his diligent and faithful performance of his duties and responsibilities hereunder.  During the Term, the Executive shall not engage in any other business activities, excluding passively managing his personal investments with no operational involvement on the part of the Executive, or hold any office or position, regardless of whether any such activity, office or position is pursued for profit or other pecuniary advantage, without the prior consent of the Board. Executive acknowledges and agrees that he may be required to travel within and outside of the United States to perform his duties hereunder.

          4.          Compensation and Related Matters.  As full compensation for the Executive’s performance of his duties and responsibilities hereunder during the Term, the Corporation shall pay the Executive the compensation and provide the benefits set forth below:

                      a.          Base Salary.  The Corporation shall pay the Executive an annual salary (the “Base Salary”) of one hundred fifty thousand dollars ($150,000), less required deductions. Base Salary shall be payable in accordance with the customary payroll practices of the Corporation.

                      b.          Bonus.  Beginning in the year 2003, the Executive shall be eligible to receive an annual performance-based bonus in the amount of one hundred thousand dollars ($100,000), less required deductions (the “Annual Bonus”).  The Annual Bonus shall be payable within thirty (30) days from the date the annual consolidated audited financial statements of the Parent are released.  The Annual Bonus shall be payable provided that the Executive is still employed by the Corporation as of December 31 of the relevant year and that the Arel Companies and the Executive achieve certain performance objectives as mutually agreed upon between the Corporation and the Executive prior to or at the beginning of the relevant year; said performance objectives shall bebased on the annual budget as approved by the board of directors of the Parent.

                      The Executive shall be eligible to receive a performance-based bonus in the amount of fifty thousand dollars ($50,000), less required deductions, provided that the Executive is still employed by the Corporation as of December 31, 2002 and that the Arel Companies and the Executive achieve certain performance objectives during the period of June 1, 2002 through December 31, 2002, as mutually agreed upon between the Corporation and the Executive by no later than June 30, 2002;  said performance objectives shall be based on the annual budget as approved by the board of directors of the Parent.

                      The Executive will not be entitled to any bonus under this Section 4b. should this Agreement and the Executive’s employment be terminated for cause (as defined below) prior to the payment of any such bonus.

                      c.          Company Car. The Corporation shall make available to the Executive an automobile for his business and personal use.  The automobile shall be owned or leased by the Corporation, at its sole discretion, and shall be registered in the Corporation’s name during the term of this Agreement.  The automobile shall be returned by the Executive to the Corporation upon the termination of the Executive’s employment with the Corporation for any reason.  The Corporation shall bear all expenses of maintaining and operating the automobile, including, without limitation, insurance, gasoline, maintenance and repairs, up to a maximum monthly amount of $900. The Executive has the option to convert this benefit into a monthly car allowance of up to $900, in case the Executive owns or leases his own vehicle, provided the Executive has presented appropriate receipts for such car expenses, in accordance with the policies established from time to time by the Corporation.

                      d.          Health Insurance.  The Corporation will maintain on behalf of each of the Executive and his wife and children of less than eighteen (18) years of age health insurance policies (including medical, dental and vision plans) similar to those maintained on behalf of other senior employees of the Corporation for as long as Executive is employed by the Corporation.

                      e.          Life Insurance.  The Corporation shall apply for and use its best efforts to obtain a two million dollar ($2,000,000) life insurance policy on the life of Executive designating Executive or Executive’s spouse and/or children as beneficiary (the “Policy”) similar to those maintained on behalf of other senior employees of the Corporation, provided the cost to the Corporation does not exceed five hundred dollars ($500) per month.; the Corporation shall maintain the Policy for as long as Executive is employed by the Corporation.

                      f.          Sick Leave.  The Executive shall be entitled to sick leave in accordance with the Corporation’s standard practices for senior employees of the Corporation.

                      g.          Vacation.  The Executive shall be entitled to twenty working days annual paid vacation, which will be accrued in accordance with the Corporation’s vacation policy.  The Executive may schedule the vacation as he elects, subject to the Corporation’s business needs.

            5.       [Reserved.]

            6.       Expenses.  The Executive shall be reimbursed for reasonable and necessary out-of-pocket expenses incurred on the Corporation’s behalf upon presentation of appropriate receipts and in accordance with the policies established from time to time by the Corporation.

            7.       Termination.  Unless otherwise mutually agreed to by the parties, this Agreement and the Executive’s employment shall terminate:

                      a.            Upon the Executive’s death.

                      b.            Upon the Executive being unable to perform his duties and responsibilities hereunder due to his disability (as defined below), incarceration, court injunction or other unforeseen circumstances not related to the Corporation’s actions.  For purposes of this Agreement, the term “disability” shall mean that the Executive has been unable to perform the duties and responsibilities required of him hereunder due to a physical and/or mental disability for a period of ninety (90) consecutive days or one hundred twenty (120) non-consecutive days during any twelve (12) month period.  During such period of disability, to the extent that he is physically and mentally able to do so, he shall furnish information and assistance to the Corporation and the Executive shall continue to receive the Base Salary provided that he assigns to the Corporation any Corporation-paid insurance benefits that he receives, such as short term disability or workers compensation, during such period; provided, however, that the amount assigned shall not exceed the Base Salary for any month.

                         c.          Upon written notice of the Corporation of the existence of cause.  For purposes of this Agreement, the term “cause” will be defined to include matters such as (i) a determination by the Corporation, in the reasonable judgement of the Board, that the Executive has engaged in gross misconduct; (ii) the prosecution of the Executive for any felony whatsoever, or any other criminal act involving moral turpitude or affecting the Corporation or the Arel Companies; (iii) any failure to carry out a directive of the Board or the board of directors of the Parent which involves the business of the Corporation or the Parent which failure continues after seven (7) days written notice of such failure; (iv) embezzlement or intentional misuse of funds of the Corporation, the Parent or any of the Arel Companies; (v) falsification of records or reports; (vi) ownership, directly or indirectly, of an interest in a person or entity in competition with the products or services of the Corporation, the Parent or any of the Arel Companies, including those products or services contemplated in a plan adopted by the Board or the board of directors of the Parent; provided, however, that the Executive may own, directly or indirectly, solely as an investment, securities of any entity which are traded on any national securities exchange if Executive owns in the aggregate, directly or indirectly, less than three percent (3%) of any class of securities of such entities at any time; (vii) any breach of the Executive’s fiduciary duties or duties of care to the Corporation, the Parent or any of the Arel Companies; (viii) any material breach of this Agreement by the Executive; (ix) any breach of Sections 9, 10 or 11 hereof; (x) any conduct materially detrimental to the Corporation, the Parent or any of the Arel Companies; and (xi) any other act or omission that constitutes “cause” under the laws of any jurisdiction in which the Corporation or the Parent conducts its business at the time of such act.

                         d.          If the Executive’s employment is terminated pursuant to paragraph 6a., b., or c., then, unless the parties otherwise mutually agree, in full satisfaction of the Corporation’s obligations under this Agreement, the Executive, his beneficiaries or estate, as appropriate, shall be entitled to receive earned but unpaid Base Salary provided for herein up to and including the effective date of termination, prorated on a daily basis.  In addition, the Executive shall cooperate with the Corporation to assist the integration into the Corporation’s organization of the person or persons who will assume the Executive’s responsibilities.

                         e.          Upon at least three (3) months written notice (the “Notice Period”) by the Corporation (it being understood that the Corporation may provide such notice at any time without cause) . During the Notice Period, at the option of the Corporation, Executive shall continue to perform his duties as set forth herein or remain absent from the premises of the Corporation and the Arel Companies. In addition, Executive shall cooperate with the Corporation to assist the integration into the Corporation’s organization of the person or persons who will assume the Executive’s responsibilities. During the Notice Period, Executive shall continue to receive his compensation pursuant to Section 4 above.

                         f.          Upon at least three (3) months written notice (the “Corporation Notice Period”) by the Executive (it being understood that the Executive may provide such notice at any time). During the Corporation Notice Period, at the option of the Corporation, Executive shall continue to perform his duties as set forth herein or remain absent from the premises of the Corporation and the Arel Companies. In addition, Executive shall cooperate with the Corporation to assist the integration into the Corporation’s organization of the person or persons who will assume the Executive’s responsibilities. During the Corporation Notice Period, Executive shall continue to receive his compensation pursuant to Section 4 above.

               8.          Return of Proprietary Information. In the event of any termination of this Agreement, by the Corporation or the Executive, and whatever the reason, the Executive will promptly deliver to the Corporation all documents, data, records and other information pertaining to his employment by the Corporation and other responsibilities hereunder, including any Proprietary Information (as defined below) or Company Intellectual Property (as defined below), and the Executive will not intentionally take with him any documents or data, or any reproduction or excerpt of any documents or data, containing or pertaining to his employment by the Corporation or other responsibilities hereunder or any Proprietary Information (as defined below) or Company Intellectual Property (as defined below).

               9.          Confidentiality; Proprietary Information.  The Executive recognizes and acknowledges that the designs, inventions, improvements, trade secrets, software systems (including specifications, programs and documentation), hardware, methods, data, developments, and works of authorship, which the Corporation or the Parent or the Arel Companies uses, owns, plans or develops (whether for their own use or for use by their clients), and the Corporation’s, the Parent’s and the Arel Companies’ business plans, marketing plans and customer lists, are confidential and are the property of the Corporation or the Parent or the Arel Companies (hereinafter “Proprietary Information”).  Proprietary Information does not include information that (a) is now, or hereafter becomes, through no act or failure to act on the part of Executive, generally known to the public; or (b) is required to be disclosed by a court order or a governmental agency.

               The Executive agrees that, except as directed by the Corporation, and in the ordinary course of the business of the Corporation, the Executive will not during or after the term of this Agreement or the Executive’s employment with the Corporation disclose to any person or entity or use, directly or indirectly for Executive’s own benefit or the benefit of others, any Proprietary Information, or permit any person to examine or make copies of any documents which may contain or be derived from Proprietary Information.

               The Executive agrees that the provisions of this paragraph shall survive the termination of this Agreement and Executive’s employment with the Corporation.

                  10.          Intellectual Property Rights.

                                a.            For purposes of this Agreement, “Intellectual Property” means the following items of intangible and tangible property:

                                   (i)        Patents, whether in the form of utility patents or design patents and all pending applications for such patents;

                                   (ii)       Trademarks, trade names, service marks, designs, logos, trade dress, and trade styles, whether or not registered, and all pending applications for registration of the same;

                                   (iii)      Copyrights or copyrightable material, including but not limited to books, articles and publications, whether or not registered, and all pending applications for registration of the same;

                                   (iv)      Inventions, research records, trade secrets, confidential information, product designs, engineering specifications and drawings, technical information, formulae, customer lists, supplier lists and market analyses;

                                   (v)       Computer programs, including, without limitation, computer programs embodied in semiconductor chips or otherwise embodied, and related flow-charts, programmer notes, updates and data, whether in object or source code form; and

                                   (vi)      Semiconductor chip designs, whether or not registered as mask works or topographies.

                                   b.         The Executive hereby assigns to the Corporation by way of future assignment all Intellectual Property, originated, conceived, written or made by the Executive during the term of this Agreement, related to his employment with the Corporation, which is in any way connected to the products or services of the Corporation, the Parent or the Arel Companies, including those products or services contemplated in a plan adopted by the Board or the board of directors of the Parent.

                                   c.         In furtherance of the foregoing Sections 10a. and 10b., the Executive agrees that all fruits of the Executive’s work in connection with the business of the Corporation, the Parent or the Arel Companies, including all Intellectual Property and future products (hereinafter referred to as an “Invention”) which are invented or developed by the Executive during the term of his employment with the Corporation shall be wholly-owned by the Corporation, and the Corporation shall be entitled to deal therewith as it desires and register the Invention in its name or in the name of an Arel Company.  The duty of confidentiality in Section 9 above shall also apply to all Company Intellectual Property and to any Inventions.

                                   d.         Upon request, the Executive will execute any instrument required to vest in the Corporation or an Arel Company complete title and ownership to any Company Intellectual Property or Invention.  The Executive will, at the request of the Corporation, execute any necessary instrument to obtain legal protection in the United States, Israel, and other foreign countries for Company Intellectual Property or Inventions and for the purposes of vesting title thereto in the Corporation or an Arel Company, all at the Corporation’s expense and without any additional compensation of any kind to the Executive.  The Executive irrevocably appoints the Corporation as his attorney in his name and on his behalf to execute all documents and do all things required in order to give full effect to the provisions of this Section 10.

               11.          Competitive Activity. During the term of this Agreement and for a period of twelve (12) months from the date of termination of this Agreement by the Executive or by the Corporation (the “Termination Date”), the Executive will not directly or indirectly:

                             a.          carry on or hold, directly or indirectly, an interest in any company, venture, entity or other business which competes with the products or services of the Corporation, the Parent or any of the Arel Companies, including those products or services contemplated in a plan adopted by the Board or the board of directors of the Parent (“a competing business”) (including, without limitation, as a shareholder); provided, however, that the Executive may own, directly or indirectly, solely as an investment, securities of any entity which are traded on any national securities exchange if Executive owns in the aggregate, directly or indirectly, less than three percent (3%) of any class of securities of such entities at any time;

                             b.          solicit, canvass or approach or endeavor to solicit, canvass or approach any person who, to his knowledge, was provided with services by the Corporation, the Parent or an Arel Company at any time during the twenty four (24) months immediately prior to the Termination Date, for the purpose of offering services or products which compete with the services or products supplied by the Corporation, the Parent or an Arel Company at the Termination Date (“restricted services”) or request or advise any such person to withdraw, curtail or cancel its business dealings with the Corporation, the Parent or an Arel Company;

                             c.          act as a consultant or employee or officer or in any managerial capacity in a competing business or supply in competition with the Corporation, the Parent or an Arel Company restricted services to any person who, to his knowledge, was provided with services by the Corporation, the Parent or an Arel Company any time during the twenty four (24) months immediately prior to the Termination Date; or

                             d.          employ any person employed by the Corporation, the Parent or an Arel Company at any time during the twenty four (24) months immediately prior the Termination Date or solicit or entice away or endeavor to solicit or entice away any such person from the Corporation, the Parent or an Arel Company with a view to inducing that person to leave such employment and to act for another employer in the same or a similar capacity or to provide similar services to another person.

                             e.          If the scope of any restriction contained in this Section 11 is too broad to permit enforcement of such restriction to its full extent, then such restriction shall be enforced to the maximum extent permitted by law, and the Executive hereby consents and agrees that such scope may be judicially modified accordingly in any proceeding brought to enforce such restriction.

               12.          Injunction. The Executive agrees that it would be difficult to measure damage to the Corporation, the Parent or an Arel Company from any breach of the Executive of the promises set forth in Sections 9, 10 and 11 hereof, and that injury to the Corporation, the Parent or an Arel Company from any such breach would be extrememly difficult to calculate, and that money damages would therefore be an inadequate remedy for any such breach.  Accordingly, the Executive agrees that if he breaches any provision of Sections 9, 10 and 11 hereof, the Corporation, the Parent or an Arel Company will be entitled, in addition to all other remedies it may have at law or in equity, to an injunction or other appropriate orders to restrain any such breach by Executive without showing or proving any actual damage sustained by the Corporation, the Parent or an Arel Company, as the case may be.

               13.          Representations of the Executive. The Executive represents to the Corporation as follows:

                             a.          Neither the execution and delivery of this Agreement nor the performance by the Executive of his duties and obligations hereunder violates or will require him to violate or breach any obligation to or agreement or confidence with any previous employer or third party.

                             b.          The Executive has the full right, power and legal capacity to enter into and deliver this Agreement and to perform his duties and other obligations hereunder.  This Agreement constitutes the valid and binding obligation of the Executive and no approvals or consents of any persons or entities are required for the Executive to execute and deliver this Agreement or perform his duties and other obligations hereunder.

                             c.          The Executive does not have in his possession any Intellectual Property, confidential information or documents belonging to others, and will not use, disclose to the Corporation or the Parent, or induce the Corporation or the Parent to use, any such Intellectual Property, confidential information or documents during the term of this Agreement.

               14.         Successors.  This Agreement and the Executive’s performance hereunder are personal to the Executive and shall not be assignable by the Executive.  This Agreement shall inure to the benefit of and be binding upon the Corporation and its successors and assigns.  The Corporation shall require any successor to all or substantially all of the business and/or assets of the Corporation, whether directly or indirectly, by purchase, merger, consolidation, acquisition of stock, or otherwise, to assume and agree to perform this Agreement in the same manner and to the same extent as the Corporation would be required to perform if such succession had not taken place.

               15.         Miscellaneous.

                             a.          Waiver; Amendment.  The failure of a party to enforce any term, provision, or condition of this Agreement at any time or times shall not be deemed a waiver of that term, provision, or condition for the future, nor shall any specific waiver of a term, provision, or condition at one time be deemed a waiver of such term, provision, or condition for any future time or times.  This Agreement may be amended or modified only by a writing signed by both parties hereto.

                             b.          Governing Law; Jurisdiction; No Jury Trial. This Agreement shall be governed and construed in accordance with the laws of the State of New York without giving effect to the rules of conflicts of law.  EACH PARTY HEREBY IRREVOCABLY WAIVES ANY RIGHT IT MAY HAVE, AND AGREES NOT TO REQUEST, A JURY TRIAL FOR THE ADJUDICATION OF ANY DISPUTE HEREUNDER OR IN CONNECTION HEREWITH OR ARISING OUT OF THIS AGREEMENT OR ANY TRANSACTION CONTEMPLATED HEREBY.

                             c.          Tax Withholding.  The Corporation may withhold from any amounts payable under this Agreement such federal, state or local taxes as shall be required to be withheld pursuant to any applicable law or regulation.

                             d.          Paragraph Captions.  Paragraph and other captions contained in this Agreement are for reference purposes only and are in no way intended to describe, interpret, define or limit the scope, extent or intent of this Agreement or any provision hereof.

                             e.          Severability.  Each provision of this Agreement is intended to be severable.  If any term or provision hereof is illegal or invalid for any reason whatsoever, such illegality or invalidity shall not affect the validity of the remainder of this Agreement.

                             f.          Integrated Agreement.  This Agreement constitutes the entire under-standing and agreement between the parties hereto with respect to the subject matter hereof, and supersedes all prior agreements, understandings, memoranda, term sheets, conversations and negotiations.  There are no agreements, understandings, restrictions, representations or warranties between the parties, express or implied, other than those set forth herein or herein provided for.

                             g.          Interpretation; Counterparts.  No provision of this Agreement is to be interpreted for or against any party because that party drafted such provision.  For purposes of this Agreement: “herein, “hereby,” “hereinafter,” “herewith,” “hereafter” and “hereinafter” refer to this Agreement in its entirety, and not to any particular subsection or paragraph.  This Agreement may be executed in any number of counterparts, each of which shall be deemed an original, and all of which shall constitute one and the same instrument.

                             h.          Notices.  All notices and other communications hereunder shall be in writing and shall be deemed to have been duly given if delivered by hand delivery, or by facsimile (with confirmation of transmission), or by overnight courier, or within five (5) days after posting if sent by registered or certified mail, return receipt requested, postage prepaid, in each case addressed as follows:

If to the Executive:

105 Seaver Street
Brookline, Massachusetts
05445
Facsimile: (617)- 713-4563

If to the Corporation:

Arel Communications and Software Inc.

1200 Ashwood Parkway, Suite 550
Atlanta, Georgia
30338
Attention: Chief Executive Officer
Facsimile: (770) – 396-1755

with copies to:

Arel Communications and Software Ltd.

3 Ha-Yarden St.
Yavne, Israel
70600
Attention: Chairman of the Board of Directors
Facsimile: 972-8-943-8106

and

Yigal Arnon & Co.
1 Azrieli Centre
Tel Aviv 67021, Israel
Attention: David H. Schapiro, Adv.
Facsimile: 972-3-608-7714

or to such other address as either party shall have furnished to the other in writing in accordance herewith.

                              i.          Approvals.  Executive acknowledges that the validity and effectiveness of this Agreement is subject to the approval of its terms by the Board, and the audit committee and the board of the Parent and compliance with such other approvals in accordance with applicable law.

                              j.          Confidentiality of Agreement.  Subject to applicable law, the Executive undertakes to keep the contents of this Agreement confidential and not to disclose the contents of this Agreement to any third party without the prior written consent of the Corporation.

               IN WITNESS WHEREOF, each of the parties hereto has executed this Agreement as of the date first above written.

AREL COMMUNICATIONS AND SOFTWARE INC.

By: /S/ IZHAK GROSS	/S/ PHILIPPE SZWARC

Name: Izhak Gross	PHILIPPE SZWARC
Title: Chairman of the Board of Directors
Date: 4/16/2002	Date: 4/15/2002

/s/ Zvi Klier

Zvi Klier
President

May 1, 2002

Mr. Philippe Szwarc.

Dear Philippe,

We are pleased to inform you that further to a meeting of the board of directors of Arel Communications and Software Ltd. (the “Company”) held on May 1, 2002, the board of directors, after having received the approval of the audit committee, has decided to grant you options (“Options”) to purchase up to five hundred thousand (500,000) ordinary shares (“Shares”) of the Company at an exercise price of U.S. $0.932 per share (the “Exercise Price”).

This grant is subject to the terms and conditions set out below:

1.               Issuance and Vesting of Options

1.1            The Options are hereby granted to you as of the date hereof and shall vest according to the vesting schedule below, provided that your employment under your employment agreement with Arel Communications and Software Inc. (“Arel Inc.”), dated as of May 1, 2002 (the “Employment Agreement”) has not been terminated as at the relevant vesting date:

Tranche	Number of Options	Vesting Date

“First Tranche”	100,000 Options	May 1, 2003
“Second Tranche”	100,000 Options	May 1, 2004
“Third Tranche”	150,000 Options	May 1, 2005
“Fourth Tranche”	150,000 Options	May 1, 2006

1.2            Accelerated Vesting. Notwithstanding the foregoing, the vesting date of the Options will be accelerated as follows:

                         (a) In the event of a Change in Control (as defined below) all Options shall become immediately vested and exercisable in full. “Change in Control” means: (1) the acquisition by any person or group, other than by any affiliates of the Company, of 50% or more of the voting stock of the Company (other than in the event of a registered public offering of the securities of the Company); or (2) a sale or other disposition (in one transaction or a series of related transactions) of all or substantially all of the consolidated assets of the Company and of its subsidiaries other than to any affiliates of the Company.

2.             Transfer of Options

The Options shall not be transferable other than by will or the applicable laws of descent and distribution. No transfer of the Options by you, whether by will or by the  laws of descent and distribution, shall be effective to bind the Company unless the Company shall have been furnished with written notice thereof and a copy of the will and/or such other evidence as the Company’s board of directors may deem necessary to establish the validity of the transfer and the acceptance by the transferee or transferees of the terms and conditions of the Options.

3.             Exercise Price

Each Option may be exercised in consideration of the payment of the Exercise Price indicated above.

4.             Period of Exercise; Vesting

4.1          The above Options will vest only if at the time of vesting your employment has not been terminated under your Employment Agreement. Options which are unvested at the time of termination of your employment under your Employment Agreement will become void and unexercisable at the time of such termination.  For the purposes of this Agreement, your employment under your Employment Agreement shall be deemed to have been terminated upon the circumstances set forth in Sections 7a. and 7b. of your Employment Agreement, the notification to you of your discharge in accordance with the terms and conditions as set forth therein or the delivery by you of your letter of resignation, as the case may be, irrespective of the effective date of such resignation or discharge.

4.2          Vested Options may be exercised in whole or in part at any time for a period of five (5) years from the date of vesting.  Any Option not exercised within the aforesaid five (5) year period shall lapse and become void and unexercisable.

4.3          Notwithstanding Section 4.2 above, in the event that your Employment Agreement has been terminated for any reason whatsoever, you must exercise Options which have vested within sixty (60) days from the date of termination of your employment under your Employment Agreement, provided however, should your employment under your Employment Agreement be terminated due to your death or disability, vested Options must be exercised by your estate or legal representative, as the case may be, within one (1) year after the date of termination; any unexercised Options after such dates, as applicable, shall lapse and become void and unexercisable;.

5.            Exercise of Options

5.1          The Options, or any part thereof, shall be exercisable by your signing and returning to the Company at its principal office a “Notice of Exercise” in such form as may be prescribed by the Company from time to time, together with full payment in cash, or in such other form that may be acceptable to the Company, of the exercise price therefor.

5.2          In order to issue Shares upon the exercise of any of the Options, you hereby agree to sign any and all documents and to take such further actions as required by any applicable law and/or the Company’s Articles of Association.

5.3          After a Notice of Exercise has been delivered to the Company, it may not be rescinded or revised by you.

5.4          The Company shall not be required to issue or deliver any certificate or certificates for Shares purchased upon any exercise of the Options prior to fulfillment of all the following conditions:

               a)          The completion of any applicable registration or other qualifications of such Shares under any state or federal law or under rulings or regulations of the Securities and Exchange Commission or of any other governmental regulatory body.

               b)          The payment to the Company or the making of arrangements satisfactory to the Board of Directors of the Company regarding the payment of any taxes of any kind required by law to be withheld with respect to the Options.

6.            Taxes

Any and all taxes, fees and other liabilities (as may apply from time to time) in connection with the grant and/or exercise of the Options and the sale of Shares issued upon the exercise of the Options, will be borne by you and you will be solely liable for all such taxes, fees and other liabilities. You are advised to consult with your tax advisor with respect to the consequences of receiving or exercising the Options.

7.            Adjustments

In the event that the Board of Directors of the Company shall determine, in its sole discretion, that any extraordinary stock dividend, recapitalization, reorganization, merger, consolidation, split-up, spin-off, combination, exchange of shares or other similar corporate event affects the Shares such that an adjustment is required in order to preserve the intent of this Agreement, then the Board of Directors of the Company shall adjust any or all of a) the number and kind of shares subject to outstanding Options, and b) the exercise price with respect to any outstanding Option and/or, if deemed appropriate, make provision for a cash payment to you. (For example, in the event of a stock split in which the number of outstanding Shares is increased, the number of Shares subject to Options and/or the exercise price therefore shall be adjusted to maintain the approximate difference (i.e., “spread”) between the exercise price and the fair market value of the Shares immediately prior to such stock split. The foregoing adjustment shall also be made in the event of a reverse stock split, to preserve the approximate “spread” immediately prior to such reverse stock split).

8.            Rights as a Stockholder

You shall not be, nor have any of the rights or privileges of, a stockholder of the Company in respect of any Shares purchasable upon the exercise of an Option unless and until certificates representing such Shares shall have been issued by the Company to you.

9.            No Right to Continued Employment

Nothing in the Agreement shall confer upon you any right to be employed by the Company or to continue in the employ of Arel Inc. or any of the Arel Companies, or shall interfere with or restrict in any way the rights of Arel Inc. or any Arel Company to discharge you at any time for any reason whatsoever, with or without cause (subject to the applicable provisions of your employment agreement).

10.            Notices

All notices and other communications hereunder shall be in writing and shall be deemed to have been duly given if delivered by hand delivery, or by facsimile (with confirmation of transmission), or by overnight courier, or within five (5) days after posting if sent by registered or certified mail, return receipt requested, postage prepaid, in each case addressed as follows (or to such other address as either party shall have furnished to the other in writing in accordance herewith):

(a)	if to you:

105 Seaver Street
Brookline, Massachusetts
05445
Facsimile:

(b)	if to the Company:
Arel Communications & Software Ltd.
3 HaYarden St.
Yavne, Israel 70600
Fax: 972-8-943-8106
Attention: Chairman of the Board of Directors

with a copy to:
Yigal Arnon & Co.
1 Azrieli Center
Tel-Aviv, Israel 67021
Fax: 972-3-608-7714
Attention: David H. Schapiro, Adv.

11.             Amendment

All amendments and other modifications hereof shall be in writing and signed by the Company and you. The delay or failure on the part of any party hereto to insist, in any one instance or more, upon strict performance of any of the terms or conditions of this Agreement, or to exercise any right or privilege herein conferred shall not be construed as a waiver of any such terms, conditions, rights or privileges but the same shall continue and remain in full force and effect.

12.             Governing Law

The laws of the State of Israel shall govern the interpretation, validity and performance of the terms of this Agreement, without regard to the principles of conflicts of laws. Any disputes arising hereunder shall be adjudicated exclusively in the courts of Tel Aviv-Jaffa.

Please indicate your consent to the above terms by signing this letter and returning it to the Company.

Sincerely,

Arel Communications and Software Ltd.

By:	/S/IZHAK GROSS	Date:	1/5/2002

I, the undersigned, confirm that the contents of this letter are acceptable and agreed to by me.

By:	/S/PHILIPPE SZWARC	Date:	1/5/2002